Exhibit 99.1

Interim Financial Information

Flex LNG Ltd.

Second Quarter 2020

August 19, 2020

1	Flex LNG Ltd. Second Quarter Results 2020

August 19, 2020 - Hamilton, Bermuda

Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the second quarter and six months ended June 30, 2020.

Highlights:

•	Revenues of $25.8 million for the second quarter 2020, compared to $38.2 million for the first quarter 2020.
•	Net loss of $6.7 million and loss per share of $0.12 for the second quarter 2020, compared to a net loss of $14.9 million and loss per share of $0.27 for the first quarter 2020.
•	Average Time Charter Equivalent[1] ("TCE") rate of $46,588 per day for the second quarter 2020, compared to $67,740 per day for the first quarter 2020.
•	Adjusted EBITDA[1] of $17.4 million for the second quarter 2020, compared to $27.8 million for the first quarter 2020.
•	Adjusted net loss[1] of $0.7 million for the second quarter 2020, compared to adjusted net income of $9.3 million for the first quarter 2020.
•	Adjusted loss per share[1] of $0.01 for the second quarter 2020, compared to adjusted earnings per share of $0.17 for the first quarter 2020.
•	Long-term financing secured at attractive terms for all vessels and newbuildings.
•	In June 2020, the Company signed a $156.4 million sale and leaseback transaction with an Asian based leasing house for the newbuilding Flex Amber.
•	In June 2020, the Company signed a $125 million financing with a syndicate of banks for the newbuilding Flex Volunteer, which is scheduled for delivery in the first quarter 2021.
•	In July 2020, the Company took delivery of its seventh newbuilding LNG carrier, the Flex Aurora.
•
In July 2020, the technical ship management for Flex Ranger was successfully transferred to Flex LNG Fleet Management AS. Following this transfer, all vessels are managed by Flex LNG Fleet Management AS.

•
In August 2020, the Company took delivery of its eighth newbuilding LNG carrier, the Flex Artemis, which immediately commenced its long-term charter to Clearlake Shipping, a subsidiary of the Gunvor Group.

1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measure. A reconciliation to the most directly comparable GAAP measure is included in the back part of this earnings report.

2	Flex LNG Ltd. Second Quarter Results 2020

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:

“The Covid-19 pandemic and resulting mobility restrictions posed multifaceted challenges for LNG shipping, which in nature is mobile and woven into global supply chains. Notwithstanding these obstacles, we have managed to operate our ships with 100 per cent up-time and availability, with cargoes being delivered without disruptions or delays to our customers. Furthermore, we have mobilized our newbuildings for delivery of which two ships, Flex Aurora and Flex Artemis, have already been delivered.

Crew rotations have been made particularly difficult for the shipping industry, resulting in a lot of seafarers being effectively stranded on ships. We are however pleased that we on average have been able to carry out two crew changes per ship in this period, thus minimizing extended stay for our seafarers.

First class operational performance means we are able to deliver trading results in line with our guidance, with a TCE for the quarter of $47k per day, despite our exposure to a weak spot market during the spring and the summer. We expect similar trading result for the third quarter, even with mobilization of three or possibly four newbuildings during this quarter.”

Business Update

In May 2020, Flex Ranger commenced its time charter with Endesa, in direct continuation of the time charter with Enel. The time charter has a firm period of 12 months and Endesa will also have the option to extend the time charter by an additional 12 months subsequent to the firm period.

In June 2020, the Company entered into a time charter agreement with an international energy major for the employment of the newbuilding Flex Amber. The charter is expected to commence in the fourth quarter of 2020 and the firm period to expire in the third or fourth quarter of 2021. The charterer has options to extend the charter period for up to an additional two years. The time charter has elements of a variable rate of hire.

In July 2020, the technical management for Flex Ranger was transferred to our in-house technical ship manager Flex LNG Fleet Management AS, a related party. All of our vessels, including our newbuildings, are now managed by Flex LNG Fleet Management AS. The Company believes that the transfer of the technical ship management to Flex LNG Fleet Management AS will put the Company in a better position to attract longer term business opportunities, as well as improving the ability to control total cost of ownership for the fleet.

In July 2020, the Company successfully took delivery of its seventh LNG carrier, Flex Aurora, which was constructed at Hyundai Samho Heavy Industries Co. Ltd. in South Korea. The Company has entered into a time charter agreement with an international utility company for a firm period of 8 months, with the option to extend the time charter by an additional 3 months subsequent to the firm period. The time charter commenced in the third quarter of 2020.

3	Flex LNG Ltd. Second Quarter Results 2020

In July 2020, the Company entered into a time charter agreement with an international utility company for the newbuilding Flex Resolute, scheduled for delivery in September 2020. The charter will commence ex-yard for a firm period of 11 months with the option to extend the time charter by an additional 3 months subsequent to the firm period.

In August 2020, the Company successfully took delivery of its eighth LNG carrier, Flex Artemis, which was constructed at Daewoo Shipbuilding and Marine Engineering Co. Ltd. in South Korea. The vessel immediately commenced its long term time-charter with Clearlake Shipping, a subsidiary of the Gunvor Group. The period under the time-charter is up to ten years, where the first five years are firm. The time-charter has elements of a variable rate of hire.

Following the delivery of the two newbuildings in July and August, the Company has eight vessels on the water, with three additional newbuildings due for delivery in 2020 and a further two in the first half of 2021. The Company's fleet consists entirely of modern, next generation, large LNG carriers with two stroke engines: both M-type Electronically Controlled Gas Injection ("MEGI"); and Generation X Dual Fuel ("XD-F") propulsion systems. Three of the vessels are equipped with Full Re-liquefaction Systems ("FRS") and four are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the boil off rate to 0.035% and 0.075% respectively, making these vessels particularly suitable for long-term charters. With the modern fleet and in-house technical ship management, the Company is able to meet charterers' preference for reliable, fuel efficient vessels for an improved unit transportation cost. With eight vessels in operation and five scheduled for delivery over the next nine months and a mixed portfolio of fixed and variable time charter parties as well as vessels in the spot market, the Company is well positioned to be present in all three major basins (the Atlantic Basin, Pacific Basin, and Middle East Basin). This is expected to enhance our customer relationships through shorter distances to load ports leading to increased utilization of our fleet.

Results for the three months ended June 30, 2020

The Company reported vessel operating revenues of $25.8 million for the second quarter 2020, compared to $38.2 million in the first quarter 2020. Vessel operating revenues in the second quarter were affected by the fallout caused by the COVID-19 pandemic, which has resulted in lower gas demand and thus impacting freight demand.

Voyage expenses, which include voyage specific expenses, broker commissions and bunker consumption, were $0.3 million in the second quarter 2020, compared to $1.2 million in the first quarter 2020.

Vessel operating expenses were $6.5 million in the second quarter 2020, compared to $7.5 million in the first quarter 2020.

4	Flex LNG Ltd. Second Quarter Results 2020

Interest expense was $9.5 million in the second quarter 2020, compared to $10.1 million in the first quarter 2020.  The decrease was primarily as a result of the decline in LIBOR during the second quarter 2020.

The Company recorded a loss on derivatives of $6.6 million, of which $6.2 million was unrealized, in the second quarter 2020, compared to a loss of $21.9 million, of which $21.8 million was unrealized, in the first quarter 2020. The losses resulted from interest rate derivatives due to the significant decline in longer term interest rate levels following the COVID-19 pandemic.

Net loss for the second quarter 2020 was $6.7 million and loss per share $0.12, compared to a net loss of $14.9 million and loss per share of $0.27 for the first quarter 2020.

Adjusted EBITDA was $17.4 million for the second quarter 2020, down from $27.8 million for the first quarter 2020.

Adjusted net loss for the second quarter 2020 was $0.7 million and adjusted loss per share $0.01, compared to an adjusted net income of $9.3 million and adjusted earnings per share of $0.17 for the first quarter 2020.

Results for the six months ended June 30, 2020

Vessel operating revenues were $63.9 million for the six months ended June 30, 2020 compared to $38.2 million for the six months ended June 30, 2019. The increase is due to the higher achieved TCE per vessel in 2020 compared to 2019, notwithstanding the effect of COVID-19, in addition to the increased fleet size following delivery of the newbuildings Flex Constellation in June 2019 and Flex Courageous in August 2019.

Voyage expenses were $1.5 million for the six months ended June 30, 2020 compared to $4.9 million for the six months ended June 30, 2019.

Vessel operating expenses for the six months ended June 30, 2020 amounted to $14.0 million compared to $9.7 million for the six months ended June 30, 2019. Vessel operating expenses increased as a result of the increased fleet size, following delivery of Flex Constellation and Flex Courageous.

Interest expense was $19.6 million in the six months ended June 30, 2020, compared to $13.4 million in the six months ended June 30, 2019. The increase was due to an increase in long-term debt following the delivery of Flex Constellation and Flex Courageous offset by the reduction in LIBOR compared to 2019.

The Company recorded a loss on derivatives of $28.6 million, of which $28.0 million was unrealized, in the six months ended June 30, 2020, compared to a loss of $2.2 million, of which $2.3 million was unrealized, in the six months ended June 30, 2019. The increased loss is due to the increase in notional value of interest rate swaps to $610 million as per June 30, 2020, up from $125 million as per June 30, 2019, and the significant reduction in longer term interest rate levels during the six months ended June 30, 2020 due to the COVID-19 pandemic.

5	Flex LNG Ltd. Second Quarter Results 2020

The Company reported a net loss of $21.5 million for the six months ended June 30, 2020 compared to a net loss of $7.4 million for the six months ended June 30, 2019.

Adjusted EBITDA for the six months ended June 30, 2020 was $45.2 million compared to $20.2 million for the six months ended June 30, 2019.

Adjusted net income for the six months ended June 30, 2020 was $8.6 million and adjusted earnings per share $0.16, compared to an adjusted net loss of $5.0 million and adjusted loss per share of $0.09 for the six months ended June 30, 2019.

Cash Flow for the three months ended June 30, 2020

Total cash, cash equivalents and restricted cash were $116.0 million as at June 30, 2020, a decrease of $4.8 million during the second quarter 2020. As of June 30, 2020, restricted cash was $0.1 million.

Net cash provided by operating activities in the second quarter 2020 was $3.9 million, compared to $14.1 million in the first quarter 2020. Net cash provided by operating activities for the second quarter includes a net loss of $6.7 million, adjustments of non-cash items of $14.8 million and negative working capital adjustments of $4.3 million.

Net cash provided by investing activities in the second quarter 2020 was $0.1 million, compared to $0.0 million provided in the first quarter 2020.

Net cash used in financing activities was $9.3 million in the second quarter 2020, compared to $20.2 million in the first quarter 2020. Net cash used in financing activities in the second quarter includes repayment of long-term debt of $9.3 million.

Balance Sheet as at June 30, 2020

As at June 30, 2020, total long-term debt was $762.2 million, compared to $778.8 million as at December 31, 2019. The decrease was due to repayment of long term debt and reductions under revolving credit facilities totaling $17.6 million as well as amortization of debt issuance costs of $0.9 million. As at June 30, 2020, the current portion of long term debt was $35.9 million compared to $34.6 million as at December 31, 2019.

6	Flex LNG Ltd. Second Quarter Results 2020

Finance update

The Company has secured long-term financing at attractive terms for all its vessels, including the seven vessels under construction at quarter end.

In February 2020, the Company entered into a $629 million financing with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for the five newbuildings Flex Artemis, Flex Resolute, Flex Freedom, Flex Aurora and Flex Amber, all scheduled for delivery in 2020 (the “629 Million Term Loan Facility”). In July 2020, the Company utilized the accordion option under the facility to increase the loan on the Flex Artemis by $10 million. Furthermore, in August 2020, the Company utilized the option under this facility to replace the Flex Amber with the sister vessel Flex Vigilant, scheduled for delivery in the second quarter 2021. The two first vessels, Flex Aurora and Flex Artemis, were delivered in July and August, respectively, whereby the corresponding tranches of $125.8 million and $135.8 million were utilized. For more information see Note 9: Long-term debt and Note 14: Subsequent events.

In June 2020, the Company entered into a sale and leaseback transaction with an Asian based leasing house for the newbuilding Flex Amber, scheduled for delivery in September or October 2020. Under the agreed terms of the transaction, the vessel will be sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel will be chartered back on a bareboat basis for a period of 10 years. The transaction remains subject to customary closing conditions, and is expected to be executed upon delivery of the vessel from the shipyard. For more information see Note 9: Long-term debt.

In June 2020, the Company entered into a $125 million term loan and revolving credit facility with a syndicate of banks for the part financing of the newbuilding Flex Volunteer, scheduled for delivery in the first quarter 2021. The facility is divided into a $100 million term loan and a $25 million revolving credit facility. The facility has a term of five years and will be repaid in quarterly installments based on an overall repayment profile of 20 years. The Company has entered into interest rate swaps for the full amount under the facility, and the all-in interest cost, including margin, will be 3.30% p.a. The financing remains subject to customary closing conditions, and is expected to be drawn upon delivery of the vessel from the shipyard. For more information see Note 9: Long-term debt.

7	Flex LNG Ltd. Second Quarter Results 2020

LNG Market Update

While LNG exports grew by 12 million tonnes (“mt”), or 13%, in the first quarter of 2020 compared to the first quarter of 2019, exports in the second quarter of 2020 was flat compared to the second quarter of 2019 as the COVID-19 pandemic affected global energy demand negatively. The level of US cargo cancellations increased during the second quarter from just two reported cancellations in April, to 12 in May and 35 in June. 35 cargoes is equivalent to about 2.5mt, in line with the reported 2.3mt drop in global exports during June 2020 compared to June 2019. The key driver for the US cargo cancellations was the record low global gas prices. During the second quarter of 2020, JKM, TTF and Henry Hub gas prices averaged just $2.2, $1.8 and $1.7 per Metric Million British Thermal Units ("MMBtu"), respectively. This compares to averages of $3.6, $3.2 and $1.9 per MMBtu in the first quarter of 2020 and $4.9, $4.3 and $2.6 per MMBtu in the second quarter of 2019.

The continued low gas prices into the third quarter resulted in a further increase of cargo cancellations in July and August, with 45 reported cancellations each month, before the level of cancellations tapered off to about 26 cargo cancellations reported for September. As global gas prices are in synchronized contango, with significantly higher gas prices for future delivery in the winter season, the level of cargo cancellations is expected to continue to decline unless there is an unseasonably warm winter or the COVID-19 pandemic continues to affect global economic recovery.

Lower demand and lower gas price spreads, affecting arbitrage adversely, also resulted in a weak spot market for freight during the second quarter of 2020. Average headline spot rates for modern two stroke LNG carriers were reported at about $40,000 per day, compared to about $68,000 per day in the first quarter of 2020 and $56,000 per day in the second quarter of 2019. However, a soft freight market also resulted in weak ballast bonus conditions, where shipowners were typically just paid for the laden leg, resulting in significantly lower achieved TCE rates than headline spot rates for the quarter.

As of July 31, 2020, according to industry sources, the order book totals 109 dedicated LNG carriers (>100,000 cbm), which represents about 20% of the on-the-water fleet. Of these newbuildings, 73 vessels (67%) are reported to be for delivery under long-term charters. Orders in 2020 have been muted with only three newbuildings reported to be ordered during the first seven months of 2020.

8	Flex LNG Ltd. Second Quarter Results 2020

Second Quarter 2020 Result Presentation

Flex LNG will release its financial results for the second quarter 2020 on Wednesday August 19, 2020.

In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CEST (9:00 a.m. EST). In order to attend the webcast and/or conference call you may do one of the following:

Attend by Webcast:
Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/6qeg8ow6

Attend by Conference Call:
Applicable dial-in telephone numbers are as follows:
Norway: +47 21 56 31 62
United Kingdom: +44 (0) 203 0095 710
United Kingdom (local): 0844 493 3857
United States (Toll Free): +1 866 869 2321

Confirmation Code: 4971456

The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

9	Flex LNG Ltd. Second Quarter Results 2020

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”).  For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

10	Flex LNG Ltd. Second Quarter Results 2020

Board of Directors of Flex LNG Ltd.

August 19, 2020

David McManus

Marius Hermansen	Ola Lorentzon

João Saraiva E Silva	Nikolai Grigoriev

11	Flex LNG Ltd. Second Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Operations
(figures in thousands of $, except per share data)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2020	2020	2019	2020	2019
Vessel operating revenues		25,753	38,192	19,018	63,945	38,159
Voyage expenses		(316)	(1,206)	(1,113)	(1,522)	(4,902)
Vessel operating expenses		(6,460)	(7,541)	(5,165)	(14,001)	(9,691)
Administrative expenses		(1,567)	(1,572)	(1,506)	(3,139)	(3,370)
Depreciation	7	(8,584)	(8,587)	(6,308)	(17,171)	(12,224)
Operating income		8,826	19,286	4,926	28,112	7,972
Interest income		14	129	204	143	460
Interest expense		(9,498)	(10,105)	(6,853)	(19,603)	(13,354)
(Loss)/gain on derivatives	10	(6,648)	(21,903)	(2,229)	(28,551)	(2,229)
Foreign exchange gain/(loss)		701	(2,283)	44	(1,582)	(161)
Other financial items		(11)	(25)	(11)	(36)	(45)
(Loss)/income before tax		(6,616)	(14,901)	(3,919)	(21,517)	(7,357)
Income tax (expense)/benefit		(41)	24	—	(17)	—
Net (Loss)/income		(6,657)	(14,877)	(3,919)	(21,534)	(7,357)

(Loss)/earnings per share:
Basic and Diluted	3	(0.12)	(0.27)	(0.07)	(0.40)	(0.14)

Unaudited Interim Financial Information Condensed Consolidated Statement of Comprehensive Income
(figures in thousands of $)

		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2020	2020	2019	2020	2019
Net (loss)/income		(6,657)	(14,877)	(3,919)	(21,534)	(7,357)
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive (loss)/income		(6,657)	(14,877)	(3,919)	(21,534)	(7,357)

The accompanying notes are an integral part of these condensed consolidated financial statements.

12	Flex LNG Ltd. Second Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		June 30,	March 31,	December 31,
	Note	2020	2020	2019
ASSETS
Current assets
Cash, cash equivalents and restricted cash	4	115,993	120,802	129,098
Inventory		3,238	1,991	2,686
Other current assets	5	16,295	16,554	11,791
Receivables due from related parties	12	779	656	315
Total current assets		136,305	140,003	143,890

Non-current assets
Derivative instruments	10	—	—	636
Vessel purchase prepayment		349,472	349,472	349,472
Vessels and equipment, net	7	1,130,000	1,138,674	1,147,274
Other fixed assets		7	8	10
Total non-current assets		1,479,479	1,488,154	1,497,392
Total Assets		1,615,784	1,628,157	1,641,282

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	(35,927)	(35,706)	(34,566)
Derivative instruments	10	(29,771)	(23,561)	(2,371)
Payables due to related parties	12	(400)	(462)	(96)
Accounts payable		(292)	(2,530)	(582)
Other current liabilities	6	(10,682)	(11,546)	(20,117)
Total current liabilities		(77,072)	(73,805)	(57,732)

Non-current liabilities
Long-term debt	8,9	(726,252)	(735,310)	(744,283)
Other non-current liabilities		(2)	(1)	(2)
Total non-current liabilities		(726,254)	(735,311)	(744,285)
Total Liabilities		(803,326)	(809,116)	(802,017)

Equity
Share capital (June 30, 2020: 54,110,584 (December 31, 2019: 54,110,584) shares issued and outstanding, par value $0.10 per share)	13	(5,411)	(5,411)	(5,411)
Additional paid in capital		(1,190,186)	(1,190,113)	(1,190,049)
Accumulated deficit		383,139	376,483	356,195
Total equity		(812,458)	(819,041)	(839,265)
Total Equity and Liabilities		(1,615,784)	(1,628,157)	(1,641,282)

The accompanying notes are an integral part of these condensed consolidated financial statements.

13	Flex LNG Ltd. Second Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2020	2020	2019	2020	2019
OPERATING ACTIVITIES
Net (loss)/income		(6,657)	(14,877)	(3,919)	(21,534)	(7,357)
Adjustments to reconcile net (loss)/income to net cash provided by (used in) operating activities
Depreciation	7	8,584	8,587	6,308	17,171	12,224
Amortization of debt issuance costs		427	436	65	863	130
Share-based payments		73	64	65	137	194
Foreign exchange loss/(gain)		(701)	2,283	(82)	1,582	(74)
Change in fair value of derivative instruments	10	6,210	21,811	2,257	28,021	2,257
Prepaid financing costs		32	6,506	—	6,538	—
Other		168	(23)	(1)	145	(17)
Changes in operating assets and liabilities, net:
Inventory		(1,247)	695	(923)	(552)	(1,002)
Trade accounts receivable, net	5	1,457	3,269	(2,440)	4,726	(2,440)
Accrued income	5	50	2,086	546	2,136	1,356
Prepaid expenses	5	(1,773)	(7,590)	(2,577)	(9,363)	(3,190)
Other receivables	5	525	(2,528)	3,067	(2,003)	67
Receivables due from related parties	12	(123)	(341)	486	(464)	638
Payables due to related parties	12	(62)	366	—	304	(206)
Accounts payable		(2,238)	1,948	596	(290)	1,564
Accrued expenses	6	(1,456)	(1,632)	1,797	(3,088)	(212)
Deferred charter revenue	6	503	(6,961)	4,054	(6,458)	1,501
Other current liabilities	6	28	(9)	(332)	19	574
Provisions	6	61	31	411	92	(209)
Net cash provided by (used in) operating activities		3,861	14,121	9,378	17,982	5,798

INVESTING ACTIVITIES
Purchase to vessels and equipment	7	91	15	(146,199)	106	(146,199)
Net cash provided by (used in) investing activities		91	15	(146,199)	106	(146,199)

FINANCING ACTIVITIES
Repayment of long term debt	9	(9,264)	(7,611)	(5,906)	(16,875)	(11,811)
Drawdown of revolving credit facility	9	—	48,684	—	48,684	—
Repayment of revolving credit facility	9	—	(49,342)	—	(49,342)	—
Proceeds from long term debt	9	—	—	123,537	—	123,537
Financing costs		(32)	(6,506)	—	(6,538)	—
Dividends paid	3	—	(5,411)	—	(5,411)	—
Net cash (used in) provided by financing activities		(9,296)	(20,186)	117,631	(29,482)	111,726

Effect of exchange rate changes on cash		535	(2,246)	18	(1,711)	22
Net decrease in cash, cash equivalents and restricted cash		(4,809)	(8,296)	(19,172)	(13,105)	(28,653)

Cash, cash equivalents and restricted cash at the beginning of the period	4	120,802	129,098	45,616	129,098	55,097
Cash, cash equivalents and restricted cash at the end of the period	4	115,993	120,802	26,444	115,993	26,444

The accompanying notes are an integral part of these condensed consolidated financial statements.

14	Flex LNG Ltd. Second Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)
	Six months ended		Year ended
	June 30,	June 30,	December 31,
	2020	2019	2019
Number of shares outstanding
At beginning of period	54,110,584	54,099,929	54,099,929
Shares issued	—	4,064	10,655
At end of period	54,110,584	54,103,993	54,110,584

Share capital
At beginning of period	5,411	5,410	5,410
Shares issued	—	—	1
At end of period	5,411	5,410	5,411

Additional paid in capital
At beginning of period	1,190,049	1,189,665	1,189,665
Shares issued	—	59	125
Stock option expense	137	130	259
At end of period	1,190,186	1,189,854	1,190,049

Accumulated deficit
At beginning of period	(356,195)	(367,751)	(367,751)
Net loss	(21,534)	(7,357)	16,967
Dividends paid	(5,410)	—	(5,411)
At end of period	(383,139)	(375,108)	(356,195)

Total equity	812,458	820,156	839,265

The accompanying notes are an integral part of these condensed consolidated financial statements.

15	Flex LNG Ltd. Second Quarter Results 2020

Notes to the Interim Consolidated Accounts

Note 1: General information

Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim report is unaudited.

Note 2: Accounting principles

Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2019 included in our Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on April 17, 2020.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019.

16	Flex LNG Ltd. Second Quarter Results 2020

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there is a loss then any potential ordinary shares have been excluded from the calculation of diluted loss per share.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
Net (loss)/income	(6,657)	(14,877)	(3,919)	(21,534)	(7,357)

Weighted average number of ordinary shares	54,110,584	54,110,584	54,103,993	54,110,584	54,103,593
Share options	—	—	—	—	—
Weighted average number of ordinary shares, adjusted for dilution	54,110,584	54,110,584	54,103,993	54,110,584	54,103,593

Net (loss)/earnings per share:
Basic	(0.12)	(0.27)	(0.07)	(0.40)	(0.14)
Diluted	(0.12)	(0.27)	(0.07)	(0.40)	(0.14)

Dividends paid per share	—	0.10	—	0.10	—

Note 4: Cash, cash equivalents and restricted cash

For the purpose of the condensed consolidated interim balance sheets and statement of cash flows; cash, cash equivalents and restricted cash comprise the following:
(figures in thousands of $)
	June 30,	March 31,	December 31,
	2020	2020	2019
Cash and cash equivalents	115,922	120,755	129,005
Restricted cash	71	47	93
Cash, cash equivalents and restricted cash	115,993	120,802	129,098

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

17	Flex LNG Ltd. Second Quarter Results 2020

Note 5: Other current assets

For the purpose of the condensed consolidated interim balance sheets; other current assets includes the following:
(figures in thousands of $)
	June 30,	March 31,	December 31,
	2020	2020	2019
Prepaid expenses	12,151	10,378	2,788
Other receivables	3,047	3,572	1,044
Accrued income	398	448	2,534
Trade accounts receivable, net	699	2,156	5,425
	16,295	16,554	11,791

Prepaid expenses includes $6.6 million of financing costs relating to long-term debt that has been agreed but not yet drawn as of June 30, 2020 and $2.6 million in relation to pre-delivery expenses that will be capitalized to vessels and equipment, net upon delivery of our newbuildings.

Note 6: Other current liabilities

For the purpose of the condensed consolidated interim balance sheets; other current liabilities includes the following:
(figures in thousands of $)
	June 30,	March 31,	December 31,
	2020	2020	2019
Accrued expenses	(3,839)	(5,295)	(6,927)
Deferred charter revenue	(6,117)	(5,614)	(12,575)
Other current liabilities	(28)	—	(9)
Provisions	(698)	(637)	(606)
	(10,682)	(11,546)	(20,117)

18	Flex LNG Ltd. Second Quarter Results 2020

Note 7: Vessels and equipment, net

Movements in the six months ended June 30, 2020 for vessels and equipment is summarized as follows:

(Unaudited figures in thousands of $)

	Vessels and equipment	Dry docks	Total
Cost
At January 1, 2020	1,178,415	15,000	1,193,415
Additions	(106)	—	(106)
Newbuildings	—	—	—
Disposals	—	—	—
At June 30, 2020	1,178,309	15,000	1,193,309

Accumulated depreciation
At January 1, 2020	42,211	3,930	46,141
Charge	15,674	1,494	17,168
Disposals	—	—	—
At June 30, 2020	57,885	5,424	63,309

Net book value
At January 1, 2020	1,136,204	11,070	1,147,274
At June 30, 2020	1,120,424	9,576	1,130,000

Note 8: Capital commitments

Capital commitments for the Company as at June 30, 2020 are detailed in the table below:
(figures in thousands of $)
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Vessel purchase commitments	937,000	—	—	—	—	—	937,000
Long-term debt obligations	37,533	38,274	39,062	133,689	193,340	326,484	768,382
Total	974,533	38,274	39,062	133,689	193,340	326,484	1,705,382

As of June 30, 2020, Flex LNG had seven newbuilding LNG carriers to be delivered on a Norwegian Sales Form basis, whereby we have paid a deposit to the relevant seller at the time of entering into the agreements, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on these newbuildings includes building supervision, but excludes future change orders if applicable, sundry buyers’ supplies, fit out, studies and lube oils.

19	Flex LNG Ltd. Second Quarter Results 2020

Note 9: Long-term debt

$629 million term loan facility
In February 2020, the Company entered into a $629 million term loan facility (the "$629 Million Term Loan Facility") with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for the five newbuildings scheduled for delivery in 2020. The facility is divided into a commercial bank loan of $250 million (the "Commercial Loan"); a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan"); and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").

The amount available for drawdown upon delivery of each vessel is limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility includes an accordion option of up to $10 million per vessel subject acceptable long-term employment. Furthermore, the Company may request to replace any two of the vessels with the two vessels scheduled for delivery in 2021.

The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a term of five years from delivery of the final vessel. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.2% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of 6 years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders.

The facility includes a minimum value clause, and financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of total interest bearing debt, net of any cash and cash equivalents.

The tranches relating to the five newbuildings under the facility remain subject to customary closing conditions and are expected to be drawn upon delivery of the vessels from the relevant shipyard.

Flex Amber sale and leaseback
In June 2020, the Company entered into a sale and leaseback transaction with an Asian based leasing house for the newbuilding Flex Amber, scheduled for delivery in 2020. Under the terms of the transaction, the vessel will be sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel will be chartered back on a bareboat basis for a period of ten years. The agreement includes fixed price purchase options, whereby the Company has options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the ten-year lease period, the Company has an obligation to purchase the vessel for $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The agreement includes financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, of $25 million. The transaction remains subject to customary closing conditions, and is expected to be executed upon delivery of the vessel from the shipyard.

20	Flex LNG Ltd. Second Quarter Results 2020

$125 million facility
In June 2020, the Company entered into a $125 million term loan and revolving credit facility with a syndicate of banks for the financing of the newbuilding Flex Volunteer, scheduled for delivery in the first quarter 2021. The facility is divided into a $100 million term loan and a $25 million revolving credit facility. The facility bears interest at LIBOR plus a margin of 2.85% per annum and has a term of five years with an overall repayment profile of 20 years. The amount available for drawdown upon delivery of the vessel will be limited to the lower of (i) 65% of the fair market value the vessel and (ii) $125 million. The facility includes a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt, net of any cash and cash equivalents. The financing remains subject to customary closing conditions, and is expected to be drawn upon delivery of the vessel from the shipyard.

Note 10: Financial Instruments

In the six months ended June 30, 2020, we entered into interest rate swap transactions with a total notional principal of $435 million, with effective dates commencing between the third quarter 2020 and the first quarter 2021, all with five year terms. This brings the total notional value of  interest rate swap transactions, used to reduce the risks associated with fluctuations in interest rates, to $610 million.

Our interest rate swap contracts as of June 30, 2020, of which none are designated as hedging instruments, are summarized as follows:
(Unaudited figures in thousands of $)
	Notional principal	Inception date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	25,000	June 2019	June 2024	2.00%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	August 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.39%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.39%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating, pay fixed	83,333	February 2021	February 2026	0.45%
Receiving floating, pay fixed	41,667	February 2021	February 2026	0.45%
	610,000

At June 30, 2020, the Company held a liability of $29.8 million (December 31, 2019: $2.4 million) and asset of $nil (December 31, 2019: $0.6 million) in relation to these interest rate swaps. The Company recorded a loss on the interest rate swaps of $6.6 million of which $6.2 million was unrealized in the three months ended June 30, 2020, compared to a loss of $21.9 million of which $21.8 million was unrealized in the three months ended March 31, 2020. The loss on the interest swaps for the six months ended June 30, 2020 was $28.6 million (June 30, 2019: $2.2 million).

21	Flex LNG Ltd. Second Quarter Results 2020

Note 11: Fair Value of Financial Assets and Liabilities

The principal financial assets of the Company at June 30, 2020 and December 31, 2019, consist primarily of cash, cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The carrying value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their fair value.

The fair value of long-term debt with floating interest rate and the fair value of long-term debt with fixed interest rate is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating and fixed rate long-term debt. This has been categorized as Level 2 on the fair value measurement hierarchy.

22	Flex LNG Ltd. Second Quarter Results 2020

The following table includes the estimated fair value and carrying value of those assets and liabilities.
(figures in thousands of $)		June 30,	June 30,	December 31,	December 31,
		2020	2020	2019	2019
Fair value hierarchy level		Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, restricted cash and cash equivalents	Level 1	115,993	115,993	129,098	129,098

Derivative instruments receivable	Level 2	—	—	636	636
Derivative instruments payable	Level 2	(29,771)	(29,771)	(2,371)	(2,371)
Long-term debt*	Level 2	(762,179)	(768,382)	(778,849)	(785,917)
* Carrying value of Long-term debt is shown net of debt issuance costs, while fair value of Long-term debt is shown gross.

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2020.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB and DNB. There is a concentration of credit risk with respect to derivative instrument receivables to the extent that the counterparts under the derivatives are Danske Bank, ABN AMRO, SEB and Nordea.

23	Flex LNG Ltd. Second Quarter Results 2020

Note 12: Related party transactions

Related Party Balances
A summary of balances due from/(to) related parties at June 30, 2020, March 31, 2020 and December 31, 2019 is as follows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2020	2020	2019
Seatankers Management Co. Ltd	(100)	(137)	(94)
Seatankers Management Norway AS	(24)	(23)	—
Frontline Ltd	748	656	601
Frontline Management (Bermuda) Limited	(54)	(26)	(35)
Frontline Corporate Services Ltd	(31)	(15)	(12)
Frontline Management AS	1	(33)	(16)
Flex LNG Fleet Management AS	(192)	(228)	(223)
SFL Corporation Ltd	—	—	(2)
Northern Ocean Limited	31	—	—
Related party balance	379	194	219

Related Party Transactions
A summary of expenses incurred from related parties is as follows:

(figures in thousands of $)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
Seatankers Management Co. Ltd	63	49	137	112	274
Seatankers Management Norway AS	18	22	—	40	22
Frontline Ltd	—	—	—	—	307
Frontline Management (Bermuda) Limited	35	10	307	45	—
Frontline Corporate Services Ltd	—	—	—	—	141
Frontline Management AS	29	52	124	81	—
Flex LNG Fleet Management AS	402	341	—	743	—
SFL Corporation Ltd	1	1	—	2	—
FS Maritime SARL	75	—	—	75	—
Total related party transactions	623	475	568	1,098	744

We lease office space in Oslo, Norway from Seatankers Management Norway AS, and in London and Glasgow from Frontline Corporate Services Ltd.

We also have an agreement with Seatankers Management Co. Ltd. under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

24	Flex LNG Ltd. Second Quarter Results 2020

We have an administrative services agreement with Frontline Management (Bermuda) Limited and Frontline Management AS (together referred to as "Frontline Management") under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the three months ended June 30, 2020, we paid Frontline Management $0.1 million for these services (March 31, 2020: $0.1 million).

We receive technical management supervision and other support services from Frontline Management (Bermuda) Limited for our vessels in operation. These services include technical supervision, purchase of goods and services within the ordinary course of business, insurances and other services relating to our vessels in operation. Frontline Management (Bermuda) Limited subcontracts these services to Frontline Management AS or other associated companies from time to time. Frontline Management (Bermuda) Limited provides quarterly invoices for services rendered and in addition it receives a quarterly payment of $2,243 for each vessel in operation. Each of the parties may terminate the contract on three months' notice. The fee is subject to annual review. In the three months ended June 30, 2020, we paid Frontline Management (Bermuda) Limited $0.0 million for such services (March 31, 2020: $0.0 million).

The technical ship management for five of our six vessels in operation was transferred to Flex LNG Fleet Management AS between November 2019 and June 2020. The remaining vessel, Flex Ranger, was transferred during July 2020, for more information see Note 14: Subsequent events. Flex LNG Fleet Management AS will also be responsible for the technical ship management of our seven newbuildings. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS is paid a fixed fee of $359,000 per vessel per annum for the provision of technical management services for each of our vessels in operation. The fee is subject to annual review. In the three months ended June 30, 2020, we paid $0.4 million to Flex LNG Fleet Management AS for these services (March 31, 2020: $0.3 million).

Note 13: Share capital

The Company had an issued share capital at June 30, 2020 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2019: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

On April 2, 2020, the Company issued 45,000 share options to Ben Martin in connection with his appointment as Chief Commercial Officer as from April 1, 2020. The share options will have a five-year term and will vest equally one third over a three-year vesting period. The options have an exercise price of: $5.10 for those vesting after one year; $7.60 for those vesting after two years; and $10.20 for those vesting after three years.

25	Flex LNG Ltd. Second Quarter Results 2020

Note 14: Subsequent events

In July 2020, the Company entered into agreements with related parties of Geveran Trading Co. Ltd. ("Geveran"), our largest shareholder, who entered into similar agreements with the shipyard, to re-schedule the delivery of Flex Aurora and Flex Amber. Under the agreements, the Company agreed to prepay yard instalments of $17.8 million for each of the vessels in July, in order to postpone delivery by one month for Flex Aurora and up to three months for Flex Amber. The prepaid amounts will be deducted from the final payments due upon delivery of the relevant vessels from the shipyard.

In July 2020, Flex Ranger was transferred to our in-house technical ship manager Flex LNG Fleet Management AS, a related party. Following the transfer, all vessels, including the newbuildings to be delivered, are under technical ship management with Flex LNG Fleet Management AS.

In July 2020, Flex LNG successfully took delivery of its seventh newbuilding LNG carrier, Flex Aurora, which was constructed at Hyundai Samho Heavy Industries Co. Ltd. in South Korea. In connection with the delivery of the vessel, the Company made a final payment of $130.3 million to a related party of Geveran. The final payment was part financed by drawdown of $125.8 million under the $629 Million Term Loan Facility and the remaining from the Company's available cash.

In July 2020, the Company utilized the accordion option under the $629 Million Term Loan Facility to increase the Commercial Loan relating to the newbuilding Flex Artemis by $10 million.

In August 2020, the Company utilized the option under the $629 Million Term Loan Facility to replace the newbuilding Flex Amber with the sister vessel Flex Vigilant, scheduled for delivery in the second quarter of 2021.

In August 2020, Flex LNG successfully took delivery of its eighth newbuilding LNG carrier, Flex Artemis, which was constructed at Daewoo Ship building and Marine Engineering Co. Ltd. in South Korea. In connection with the delivery of the vessel, the Company paid a final installment of $130.6 million to a related party of Geveran. The final payment was financed by drawdown of $135.8 million under the $629 Million Term Loan Facility, with the excess cash available for general corporate purposes.

26	Flex LNG Ltd. Second Quarter Results 2020

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.
(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
Net income/(loss)	(6,657)	(14,877)	(3,919)	(21,534)	(7,357)
Finance income	(14)	(129)	(204)	(143)	(460)
Interest expense	9,498	10,105	6,853	19,603	13,354
Income tax (expense)/benefit	41	(24)	—	17	—
Depreciation	8,584	8,587	6,308	17,171	12,224
Earnings before Interest, Taxes, Depreciation and Amortization	11,452	3,662	9,038	15,114	17,761
Loss/(gain) on derivatives	6,648	21,903	2,229	28,551	2,229
Foreign exchange (gain)/loss	(701)	2,283	(44)	1,582	161
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization	17,399	27,848	11,223	45,247	20,151

27	Flex LNG Ltd. Second Quarter Results 2020

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/losses and gain/loss on derivatives that includes (if any) unrealized gain/loss on derivative financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for non-cash gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of non-cash gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

28	Flex LNG Ltd. Second Quarter Results 2020

(Unaudited figures in thousands of $, except per share data)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
Net (loss)/earnings	(6,657)	(14,877)	(3,919)	(21,534)	(7,357)
Loss/(gain) on derivatives	6,648	21,903	2,229	28,551	2,229
Foreign exchange gain or loss.	(701)	2,283	(44)	1,582	161
Adjusted net (loss)/income	(710)	9,309	(1,734)	8,599	(4,967)

Weighted average number of ordinary shares	54,110,584	54,110,584	54,103,993	54,110,584	54,103,593

Adjusted earnings/(loss) per share	(0.01)	0.17	(0.03)	0.16	(0.09)

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.
(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
Vessel operating revenues	25,753	38,192	19,018	63,945	38,159
Less:
Voyage expenses	(316)	(1,206)	(1,113)	(1,522)	(4,902)
Time charter equivalent income	25,437	36,986	17,905	62,423	33,257

29	Flex LNG Ltd. Second Quarter Results 2020

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.
(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
Time charter equivalent income	25,437	36,986	17,905	62,423	33,257

Fleet onhire days	546	546	387	1,092	747
Time charter equivalent rate	46,588	67,740	46,266	57,164	44,521

30	Flex LNG Ltd. Second Quarter Results 2020

INTERIM REPORT JANUARY - JUNE 2020

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements as of and for the six months ended June 30, 2020 have been prepared in accordance with U.S. generally accepted principles and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole.

The Board of Directors
Flex LNG Ltd.
Hamilton Bermuda
August 19, 2020

31	Flex LNG Ltd. Second Quarter Results 2020